[LETTERHEAD OF ELECTRONIC CONTROL SECURITY INC.]

May 16, 2000

U.S. Securities and Exchange Commission
Branch 7
450 5th Street N.W.
Washington, D.C. 20549

     Re:  Electronic Control Security Inc.
          File #000-15941
          SEC Doc. #20000 407
          Access #00010054-77-00-002950

Dear Sirs:

      On April 16, 2000, the above referenced issuer filed a 10sB. The issuer was advised by the Staff that the filing was deficient in that its financial statements did not include the appropriate periods.

      We therefore request that the Form 10sB filed by Electronic Control Security Inc. be withdrawn.

Very truly yours,


/s/ Arthur Barchenko

Arthur Barchenko
President